Exhibit 16.1

March 20, 2003

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Bedford Property Investors, Inc. and, under the date of February 10, 2003, we reported on the financial statements of Bedford Property Investors, Inc. as of and for the years ended December 31, 2002 and 2001.  On March 13, 2003, our appointment as principal accountants was terminated.  We have read Bedford Property Investors, Inc. statements included under Item 4 of its Form 8-K dated March 20, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made under Item 4 in the first and fifth paragraphs.

Very truly yours,

/s/ KPMG LLP

CC:  Bedford Property Investors, Inc.